

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Mr. Sang yun Lee
SK Telecom Co., Ltd.
SK T-Tower
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

**Re: SK Telecom Co., Ltd.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 333-04906**

Dear Mr. Lee:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 3.D. Risk Factors, page 8

Risks Relating to Our Business, page 8

Competition may reduce our market share and harm our results of operations and financial condition, page 8

1. We note your statement: "The guideline is not binding and such marketing expenses do not include advertising expenses." Please advise what marketing expenses do include.

Item 4.C. Organizational Structure, page 49

2. Please revise your disclosure to include the country of incorporation or residence for each of your significant subsidiaries.

Item 5.A. Operating Results, page 50

3. Note 32 to your consolidated financial statements indicates that you have two operating segments, cellular telephone communications services and fixed-line telecommunication services. We note that you provide revenue data for these two segments on page 53. Please revise your operating results discussion to comment separately on your two segments. For example, you should disclose the principle factors that led to an increase or decrease in the respective operating revenues attributable to both of your operating segments.

Item 7.A. Major Shareholders, page 75

4. Please disclose the information required by Item 7(A)(2) of Form 20-F, the portion of each class of securities held in the host country and the number of record holders in the host country.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director